January 27, 2012

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:                             Millicom International Cellular S.A.

Form 20-F for the fiscal year ended December 31, 2010

Filed March 7, 2011

File No. 0-22828

Dear Mr. Spirgel

This letter responds to the request for information made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our conference call with the Staff on January 24, 2012 regarding the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company” or “Millicom”) and the Millicom response letter dated January 17, 2012.

In making these responses, Millicom acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me, Francois-Xavier Roger, with any comments and questions.

Yours sincerely,

Francois-Xavier Roger

Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630

Form 20-F for the fiscal year ended December 31, 2010

Note 4.   Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31.

Telefonica Cellular S.A. DE CV (“Celtel”)

1.              The Staff has requested written confirmation of Millicom’s intended actions regarding restatement of its 2010 IFRS financial statements related to the recognition of a liability for the put option provided to its local shareholder in Honduras in its July 1, 2010 agreement.

Company response:

In accordance with IAS 32.23 and 25, the net present value of the redemption amount of the put option has been measured and recognized as a current liability on July 1, 2010 at $737 million and subsequently re-measured at December 31, 2010 at $769 million, with the increase in the liability of $32 million recorded as an expense.

Millicom has issued a press release on January 26, 2012 informing the market of the error in the 2010 IFRS financial statements and explaining the revised accounting treatment. The text of the press release is provided in the appendix to this response letter.

Millicom will release its 2011 results on February 8, 2012 and management will present restated unaudited consolidated primary statements for the 2010 comparative year on that date.

Finally, Millicom will restate its 2010 IFRS financial statements as part of the audited financial statements included in its 2011 20-F which is expected to be filed on March 2, 2012.

Appendix — Press Release dated January 26, 2012

PRESS RELEASE	Stockholm
January 26, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.

Revised accounting treatment of Honduras transaction

Stockholm, January 26, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) announced today that it is restating its full-year financial statements for 2010 as well as its interim quarterly financial statements for the periods ended September 30, 2010 to September 30, 2011 to reflect a revised accounting treatment of the put option provided to its local partner in the July 1, 2010 Honduras transaction. The amended accounting treatment of the put option and consequent restatements have no effect on reported revenues, EBITDA, operating cash flow, dividends and guidance.

On July 1 2010, Millicom reached an agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for a duration of five years for his 33% stake. At the same time, Millicom granted a put option for the same duration to its local partner, exercisable in the event of a change of control of Millicom or the Honduras subsidiary. As a result of the transaction, Millicom started to consolidate fully its subsidiary in Honduras.

Following a reassessment of the accounting treatment of the Honduras transaction, Millicom has retroactively recorded a liability for the put option at July 1, 2010 of $737.4m, representing an estimate of the net present value of the redemption amount of the put option at that date in accordance with IAS 32.23 and a corresponding decrease of shareholder’s equity. Millicom has also recorded a financial expense/income for each subsequent reported period to reflect the change in value of the put option liability in accordance with IAS 39. Such financial expense/income has impacted net profit negatively for 2010 by $32m (less than 2% of reported net profit) and positively for the first nine months of 2011 by $50.8m.

There is no change to the economic substance of the put option and accordingly to its fair value, which is assessed as not material for each of the restated reporting periods. In addition, this does not impact the full consolidation of Millicom’s Honduras subsidiary from July 1, 2010.

Please find attached unaudited restated historical financial information as of and for the year ended December 31, 2010 as well as for interim periods from September 30, 2010 to September 30, 2011. Millicom expects to publish audited restated financial statements for 2010 and 2011 on March 2, 2012 in its 2011 Annual Report on Form 20-F.

Appendix — Press Release dated January 26, 2012

Unaudited Restated Consolidated Income Statements

	Year ended	QTR ended	QTR ended	QTR ended	QTR ended	QTR ended
	Dec. 31, 2010*	Sept. 30, 2010*	Dec. 31, 2010*	March 31, 2011*	June 30, 2011 *	Sept. 30, 2011*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Revenues	3,920,249	1,017,733	1,068,935	1,081,418	1,120,107	1,150,689
Operating expenses
Cost of sales (excluding depreciation and amortization)	(806,226)	(203,457)	(218,730)	(233,879)	(246,435)	(256,279)
Sales and marketing	(737,691)	(192,976)	(209,997)	(194,360)	(205,836)	(206,151)
General and administrative expenses	(539,595)	(140,951)	(143,648)	(144,143)	(155,391)	(165,812)
Other operating income	3,887	3,441	446	220	707	6,328
EBITDA	1,840,624	483,790	497,006	509,256	513,152	528,775
Corporate costs	(105,651)	(36,266)	(29,990)	(21,798)	(30,384)	(26,060)
Gain (loss) on disposal/Write down of assets, net	(16,257)	2,403	(18,374)	903	(828)	5,002
Depreciation and amortization	(676,986)	(183,700)	(167,213)	(177,731)	(189,226)	(186,921)
Operating profit	1,041,730	266,227	281,429	310,630	292,714	320,796
Interest expense	(214,810)	(61,802)	(63,029)	(49,059)	(41,980)	(47,784)
Interest and other financial income	14,748	3,397	6,217	4,422	2,800	4,764
Revaluation of previously held interest	1,060,014	1,060,014	—	—	—	—
Other non-operating income (expenses), net	(63,475)	(83,485)	49,899	44,744	(39,270)	25,814
Profit before taxes from continuing operations	1,838,207	1,184,351	274,516	310,737	214,264	303,590
Taxes	(227,096)	(59,777)	(52,153)	(81,982)	(57,496)	166,497
Profit before discontinued operations and non-controlling interest	1,611,111	1,124,574	222,363	228,755	156,768	470,087
Result from discontinued operations	11,857	2,530	2,942	39,465	—	—
Non-controlling interest	(2,691)	(2,647)	(19,309)	(8,760)	(16,799)	(125,485)
Net profit for the period	1,620,277	1,124,457	205,996	259,460	139,969	344,602
Basic earnings per common share (US$)	14.97	10.37	1.93	2.45	1.33	3.32
Weighted average number of shares outstanding in the period (‘000)	108,219	108,475	106,902	105,825	104,985	103,739
Profit for the period used to determine diluted earnings per common share	1,620,277	1,124,457	205,996	259,460	139,969	344,602
Diluted earnings per common share (US$)	14.95	10.35	1.92	2.45	1.33	3.32
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,396	108,666	107,046	105,943	105,089	103,837

* After restatement

Appendix — Press Release dated January 26, 2012

Unaudited Restated Consolidated Statements of Financial Position

	September	December	March	June	September
	30, 2010	31, 2010	31, 2011	30, 2011	30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$’000	US$’000	US$’000	US$’000	US$’000
Assets
Non-current assets
Intangible assets, net	2,272,391	2,282,845	2,232,176	2,199,817	2,163,035
Property, plant and equipment, net	2,786,120	2,767,667	2,793,937	2,798,050	2,691,886
Investment in associates	12,320	18,120	19,190	19,719	41,856
Pledged deposits	51,601	49,963	52,616	53,680	51,031
Deferred taxation	22,416	23,959	27,164	30,579	264,119
Other non-current assets	12,401	17,754	30,085	33,273	33,318
Total non-current assets	5,157,249	5,160,308	5,155,168	5,135,118	5,245,245
Current assets
Inventories	55,081	62,132	56,173	58,145	63,390
Trade receivables, net	251,832	253,258	249,837	263,329	268,045
Amounts due from joint venture partners	68,293	99,497	129,298	151,075	47,465
Prepayments and accrued income	119,934	89,477	133,989	135,426	126,843
Current tax assets	28,345	10,748	2,233	4,884	25,442
Supplier advances for capital expenditure	54,064	36,189	37,508	37,818	42,172
Other current assets	72,935	70,736	77,504	85,886	104,050
Advances to non controlling interest	0	6,546	10,473	19,200	32,278
Time deposits	107	3,106	1,069	1,069	2,069
Cash and cash equivalents	1,660,021	1,023,487	1,220,654	1,005,071	974,498
Total current assets	2,310,612	1,655,176	1,918,738	1,761,903	1,686,252
Assets held for sale	70,461	184,710	110,681	111,267	144,094
Total assets	7,538,322	7,000,194	7,184,587	7,008,288	7,075,591

	September	December	March	June	September
	30, 2010 *	31, 2010 *	31, 2011 *	30, 2011 *	30, 2011 *
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$’000	US$’000	US$’000	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 104,939,217 shares at September 30, 2011)	680,931	681,559	685,704	662,527	662,100
Treasury shares	(104,683)	(300,000)	(300,000)	(50,944)	(248,269)
Other reserves	(65,854)	(54,685)	(21,809)	(40,325)	(75,034)
Put option reserve	(737,422)	(737,422)	(737,422)	(737,422)	(737,422)
Accumulated profits brought forward	1,134,354	1,134,354	2,756,838	2,191,986	2,192,034
Net profit for the period	1,414,281	1,620,277	259,460	399,430	744,031
	2,321,607	2,344,083	2,642,771	2,425,252	2,537,440
Non-controlling interest	11,750	45,550	53,918	61,998	189,414
Total equity	2,333,357	2,389,633	2,696,689	2,487,250	2,726,854

Liabilities
Non-current liabilities
Debt and financing	1,847,924	1,796,572	1,750,622	1,674,094	1,674,890
Derivative financial instruments	105,633	18,250	19,581	26,550	20,603
Deferred taxation	21,296	195,919	188,758	183,977	190,519
Other non-current liabilities	192,208	79,767	84,394	83,665	71,933
Total non-current liabilities	2,167,061	2,090,508	2,043,355	1,968,286	1,957,945
Current liabilities
10% Senior Notes	465,165	—	—	—	—
Debt and other financing	674,944	555,464	587,718	649,739	535,204
Put option liability	818,213	769,378	740,055	775,258	718,579
Capex accruals and payables	230,414	278,063	219,926	200,652	245,066
Other trade payables	189,118	202,707	186,969	178,429	190,777
Amounts due to joint venture partners	66,105	97,919	127,323	147,538	43,853
Accrued interest and other expenses	250,135	228,360	220,188	258,209	246,759
Current tax liabilities	80,541	79,861	108,657	53,781	100,702
Other current liabilities	222,690	247,534	240,973	276,642	285,875
Total current liabilities	2,997,325	2,459,286	2,431,809	2,540,248	2,366,815
Liabilities directly associated with assets held for sale	40,579	60,767	12,734	12,504	23,977
Total liabilities	5,204,965	4,610,561	4,487,898	4,521,038	4,348,737
Total equity and liabilities	7,538,322	7,000,194	7,184,587	7,008,288	7,075,591

* After restatement

Appendix — Press Release dated January 26, 2012

Adjustments to Specific Line Items

	Year ended	QTR ended	QTR ended	QTR ended	QTR ended	QTR ended
	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Other non-operating income (expenses), net
As previously reported	(31,519)	(2,694)	1,064	15,421	(4,067)	(30,865)
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	(63,475)	(83,485)	49,899	44,744	(39,270)	25,814

Profit before taxes from continuing operations
As previously reported	1,870,163	1,265,142	225,681	281,414	249,467	246,911
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	1,838,207	1,184,351	274,516	310,737	214,264	303,590

Net profit for the period
As previously reported	1,652,233	1,205,248	157,161	230,137	175,172	287,923
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	1,620,277	1,124,457	205,996	259,460	139,969	344,602

Accumulated profits brought forward
As previously reported	1,134,354	1,134,354	1,134,354	2,788,794	2,223,942	2,223,990
Adjustment	—	—	—	(31,956)	(31,956)	(31,956)
As adjusted	1,134,354	1,134,354	1,134,354	2,756,838	2,191,986	2,192,034

Total equity
As previously reported	3,159,011	3,151,570	3,159,011	3,436,744	3,262,507	3,445,433
Adjustment	(769,378)	(818,213)	(769,378)	(740,055)	(775,257)	(718,579)
As adjusted	2,389,633	2,333,357	2,389,633	2,696,689	2,487,250	2,726,854

Total current liabilities
As previously reported	1,689,908	2,179,112	1,689,908	1,691,754	1,764,991	1,648,236
Adjustment	769,378	818,213	769,378	740,055	775,257	718,579
As adjusted	2,459,286	2,997,325	2,459,286	2,431,809	2,540,248	2,366,815